Exhibit 99.1

AGNICO EAGLE COMPLETES SALE OF
COMMON SHARES OF BELO SUN MINING CORP.

Toronto (April 20, 2018) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it has disposed of 44,551,000 common shares of Belo Sun Mining Corp. (“Belo Sun”) in a pre-arranged trade executed through the facilities of the Toronto Stock Exchange (the “TSX”).  The sale price was C$0.335 per common share (the 30-day volume weighted average price of the common shares of Belo Sun on the TSX at the time of the trade), for aggregate proceeds of C$14,924,585.

The Company reviews its portfolio of equity investments in junior mining companies on an ongoing basis.  The Company completed the disposition in order to monetize a non-core asset held in its portfolio.

Immediately prior to the disposition, Agnico Eagle owned 89,102,760 common shares of Belo Sun, representing approximately 19.14% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.  Following the disposition, Agnico Eagle owns 44,551,760 common shares of Belo Sun, representing approximately 9.57% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.

In connection with the disposition, Agnico Eagle granted to the purchaser an option (the “Option”) to acquire, through the facilities of the TSX, the remaining 44,551,760 common shares of Belo Sun currently owned by Agnico Eagle.  The Option is exercisable for 60 days from the date hereof at the then-applicable price of the common shares of Belo Sun on the TSX.  If the Option is not exercised prior to its expiry, Agnico Eagle intends to dispose of the remaining common shares of Belo Sun in an orderly fashion as market conditions permit.  If Agnico Eagle is unable to sell the common shares at prices and on terms acceptable to it, it may continue to hold the common shares until such time as it is able to do so.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

Aurea Dela Resma

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario  M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  Belo Sun’s head office is located at 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at April 20, 2018.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s disposition of common shares of Belo Sun in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.